Exhibit 99.1

WESTERN COPPER AND GOLD COMMENCES EXPLORATION AND DRILLING PROGRAM AT CASINO

VANCOUVER, BC, June 6, 2022 /CNW/ - Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN) (NYSE American: WRN) announces its 2022 exploration and drilling program (the "Program") at its wholly owned Casino Copper-Gold Project ("Casino").

The Program was developed in collaboration with Rio Tinto as outlined in the Investor Rights Agreement and Subscription Agreement entered as part of an investment by Rio Tinto Canada in Western (see news release dated May 17, 2021).  The Program consists of several components outlined below:

Exploration Drilling

The key exploration target for the Program will be a deep magnetotelluric ("MT") low-resistivity anomaly initially identified in 2009 by a Titan IP-MT survey, and better defined by data reprocessing in 2018 as depicted in Figure 1 below.  The anomaly trends NE-SW, is approximately 1,300 m long and 500 m wide, and is expected to be encountered at approximately 800 m depth in the location shown in Figure 1.  An equally extensive induced polarization ("IP") anomaly lies above and northwest of this MT anomaly.  Historical drill holes that penetrated that anomaly contained low-grade copper and gold values.  A second deep drill hole, located approximately 175 m southwest, is contingent on the results of the first drill hole.

Enersoft Logging

The Program also involves scanning of drill core utilizing the innovative GeologicalAI robotic scanning device built by Enersoft Inc., of Calgary, Alberta.  The scanning includes Light Detection and Ranging ("LIDAR") scanning, X-ray fluorescence ("XRF") analysis, hyperspectral analysis, high-resolution photography and some geotechnical analyses. The primary focus will be to continue standardization of rock types drilled throughout all programs completed to date.  Scanning will be done on approximately 50,000 m of historical drill core and the 2022 exploration drilling targeting the MT anomaly, which will be given priority for scanning throughout the Program.

Geotechnical Drilling

The Program will also include roughly 1,500 m of geotechnical and hydrological drilling designed by Knight-Piesold Consulting. This will target the ground conditions of the proposed tailings management facility, proposed heap leaching and milling facilities and the new airstrip. In addition, several test pits are planned for the proposed heap-leach area.

"We are excited to launch our 2022 exploration and drilling program.", said Paul West-Sells, President and CEO, "The deep MT anomaly is a target that we've wanted to drill for a number of years, and the geotechnical program will be key to the development of our ESE statement, on track for submission next year."

Figure 1: Pseudo 3-D views, looking southwest, of the MT and IP anomalies based on the 2018 reprocessing of data collected by a 2009 Titan IP-MT survey (CNW Group/Western Copper and Gold Corporation)

COVID-19 Policy

The health and safety of our employees, contractors, visitors, and the communities in which we operate are paramount. To that end, we have implemented a COVID-19 policy to reduce the spread of COVID-19 at our exploration camp, and in the Yukon.  We will continue to follow the guidance issued by the Federal and Territorial governments for the operation of remote camps and mining operations. All of our policies can be found on our website, at https://casinomining.com/about-us/casino-site-policies/.

Technical information in this news release has been reviewed and approved by Carl Schulze, P.Geo, and a 'Qualified Person' as defined under Canadian National Instrument 43-101.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada's premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world.  For more information, visit www.westerncopperandgold.com.

On behalf of the board,

"Paul West-Sells"

Dr. Paul West-Sells
President and CEO
Western Copper and Gold Corporation

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

This news release contains certain forward-looking statements concerning anticipated developments in Western's operations in future periods. Statements that are not historical fact are "forward-looking statements" as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and "forward looking information" as that term is defined in National Instrument 51-102 ("NI 51-102") of the Canadian Securities Administrators (collectively, "forward-looking statements"). Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. These forward-looking statements may include, but are not limited to, statements regarding perceived merit of properties; mineral reserve and resource estimates; capital expenditures; feasibility study results (including projected economic returns, operating costs, and capital costs in connection with the Casino Project); exploration results at the Company's property; budgets; permitting or other timelines; economic benefits from the mine and/or the access road; strategic plans; market price of precious and base metals; or other statements that are not statement of fact. In making the forward-looking statements herein, the Company has applied certain material assumptions including, but not limited to, the assumptions that the circumstances surrounding the COVID-19 pandemic, although evolving, will stabilize or at least not worsen; that the extent to which COVID-19 may impact the Company, including without limitation disruptions to the mobility of Company personnel, increased labour and transportation costs, and other related impacts, will not change in a materially adverse manner; that all regulatory approvals required to complete the Company's planned exploration and development activities will be received in a timely manner and on acceptable terms; that the Company is able to procure personnel, equipment and supplies required for its exploration and development activities in sufficient quantities and on a timely basis; and that general business conditions will not change in a materially adverse manner.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; COVID-19 risks to employee health and safety and a slowdown or temporary suspension of operations in geographic locations impacted by an outbreak; uncertainties related to raising sufficient financing in a timely manner and on acceptable terms; and other risks and uncertainties disclosed in Western's AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

Western's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

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SOURCE Western Copper and Gold Corporation

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%CIK: 0001364125

For further information: Sandy Noyes, Director, Investor Relations, 604.638.2520 or snoyes@westerncopperandgold.com

CO: Western Copper and Gold Corporation

CNW 06:05e 06-JUN-22